SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Lennar Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

526057104
(CUSIP Number)

December 31, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

X	Rule 13d-1(b)

Rule 13d-1(c)

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	526057104

1	NAME OF REPORTING PERSON Manulife Financial Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☐ (b) ☐
N/A

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

Number of Shares Beneficially Owned by Each Reporting Person With		5	SOLE VOTING POWER

-0-

		6	SHARED VOTING POWER

-0-

		7	SOLE DISPOSITIVE POWER

-0-

		8	SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

None, except through its indirect, wholly-owned subsidiaries, Manulife Asset Management (US) LLC, Manulife Asset Management (North America) Limited, Manulife Asset Management Limited, and Manulife Asset Management (Hong Kong) Limited.

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

N/A

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

See line 9 above.

12	TYPE OF REPORTING PERSON*

HC

*SEE INSTRUCTIONS

CUSIP No.	526057104

1	NAME OF REPORTING PERSON Manulife Asset Management (US) LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☐ (b) ☐
N/A

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		5	SOLE VOTING POWER

6,903,842

		6	SHARED VOTING POWER

-0-

		7	SOLE DISPOSITIVE POWER

6,903,842

		8	SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,903,842
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

N/A

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

3.51%

12	TYPE OF REPORTING PERSON*

IA

*SEE INSTRUCTIONS

CUSIP No.	526057104

1	NAME OF REPORTING PERSON Manulife Asset Management (North America) Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☐ (b) ☐
N/A

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

Number of Shares Beneficially Owned by Each Reporting Person With		5	SOLE VOTING POWER

47,757

		6	SHARED VOTING POWER

-0-

		7	SOLE DISPOSITIVE POWER

47,757

		8	SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

47,757
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

N/A

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

0.02%

12	TYPE OF REPORTING PERSON*

IA

*SEE INSTRUCTIONS

CUSIP No.	526057104

1	NAME OF REPORTING PERSON Manulife Asset Management Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☐ (b) ☐
N/A

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

Number of Shares Beneficially Owned by Each Reporting Person With		5	SOLE VOTING POWER

190,993

		6	SHARED VOTING POWER

-0-

		7	SOLE DISPOSITIVE POWER

190,993

		8	SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

190,993
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

N/A

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

0.09%

12	TYPE OF REPORTING PERSON*

FI

*SEE INSTRUCTIONS

CUSIP No.	526057104

1	NAME OF REPORTING PERSON Manulife Asset Management (Hong Kong) Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☐ (b) ☐
N/A

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With		5	SOLE VOTING POWER

14,512

		6	SHARED VOTING POWER

-0-

		7	SOLE DISPOSITIVE POWER

14,512

		8	SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,512
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

N/A

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

0.01%

12	TYPE OF REPORTING PERSON*

FI

*SEE INSTRUCTIONS

Item 1(a)	Name of Issuer:
Lennar Corporation

Item 1(b)	Address of Issuer's Principal Executive Offices:
700 Northwest 107th Avenue
Miami, Florida 33172

Item 2(a)	Name of Person Filing:
This filing is made on behalf of Manulife Financial Corporation ("MFC") and MFC’s indirect, whollyowned subsidiaries, Manulife Asset Management (US) LLC ("MAM (US)"), Manulife Asset Management (North America) Limited ("MAM (NA)"), Manulife Asset Management Limited ("MAML"), and Manulife Asset Management (Hong Kong) Limited (“MAM(HK)”).

Item 2(b)	Address of Principal Business Office:
The principal business offices of MFC, MAM (NA), MAML are located at 200 Bloor Street East, Toronto, Ontario, Canada, M4W 1E5.
The principal business office of MAM (US) is located at 197 Clarendon Street, Boston, Massachusetts 02116.
The principal business office of MAM (HK) is located at 16/F Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong.

Item 2(c)	Citizenship:
MFC, MAML and MAM (NA) are organized and exist under the laws of Canada.
MAM (US) is organized and exists under the laws of the State of Delaware.
MAM (HK) is organized and exits under the laws of Hong Kong.

Item 2(d)	Title of Class of Securities:
Common Stock

Item 2(e)	CUSIP Number:
526057104

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	MFC:	(g) (X)	a parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

	MAM (US):	(e) (X)	an investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

	MAM (NA):	(e) (X)	an investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

	MAML:	(j) (X)	a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

	MAM (HK):	(j) (X)	a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership:

(a) Amount Beneficially Owned: MAM (US) has beneficial ownership of 6,903,842 shares of Common Stock, MAM (NA) has beneficial ownership of 47,757 shares of Common Stock, MAML has beneficial ownership of 190,993 shares of Common Stock, and MAM (HK) has beneficial ownership of 14,512 shares of Common Stock. Through its parent-subsidiary relationship to MAM (US), MAM (NA), MAML and MAM (HK), MFC may be deemed to have beneficial ownership of these same shares.

(b) Percent of Class: Of the 196,500,243 shares of Class A common stock outstanding as of August 31, 2016, according to the Form 10-Q filed by the issuer with the Securities and Exchange Commission on October 4, 2016, MAM (US) held 3.51%, MAM (NA) held 0.02%, MAML held 0.09%, and MAM (HK) held 0.01%.

(c) Number of shares as to which the person has:

(i) sole power to vote or to direct the vote: MAM (US), MAM (NA), MAML, and MAM (HK) each has sole power to vote or to direct the voting of the shares of Common Stock beneficially owned by each of them.

(ii) shared power to vote or to direct the vote: -0-

(iii) sole power to dispose or to direct the disposition of:
MAM (US), MAM (NA), MAML, and MAM (HK) each has sole power to dispose or to direct the disposition of the shares of Common Stock beneficially owned by each of them.

(iv) shared power to dispose or to direct the disposition of: -0-

Item 5	Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
See Items 3 and 4 above.

Item 8	Identification and Classification of Members of the Group:
Not applicable.

Item 9	Notice of Dissolution of Group:
Not applicable.

Item 10	Certification:
By signing below the undersigned certifies that, to the best of its knowledge and belief, (i) the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, and (ii) the foreign regulatory scheme applicable to MAML, is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution. The undersigned also undertakes to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Manulife Financial Corporation

	By:	/s/ Graham A. Miller
	Name:	Graham A. Miller
Dated: February 9, 2017	Title:	Agent*

Manulife Asset Management (US) LLC

	By:	/s/ Paul Donahue
	Name:	Paul Donahue
Dated: February 8, 2017	Title:	Chief Compliance Officer

Manulife Asset Management (North America) Limited

	By:	/s/ Warren Rudick
	Name:	Warren Rudick
Dated: February 9, 2017	Title:	General Counsel and Secretary

Manulife Asset Management Limited

	By:	/s/ Warren Rudick
	Name:	Warren Rudick
Dated: February 9, 2017	Title:	General Counsel and Secretary

Manulife Asset Management (Hong Kong) Limited

	By:	/s/ Michael Dommermuth
	Name:	Michael Dommermuth
Dated: February 9, 2017	Title:	Head of Wealth and Asset Management Asia

* Signed pursuant to a Power of Attorney dated June 10, 2014 included as Exhibit A to Schedule 13F- NT filed with the Securities and Exchange Commission by Manulife Financial Corporation on August 27, 2014.

EXHIBIT A

JOINT FILING AGREEMENT

Manulife Financial Corporation, Manulife Asset Management (US) LLC, Manulife Asset Management (North America) Limited, and Manulife Asset Management Limited agree that the Schedule 13G (Amendment No. 3) to which this Agreement is attached, relating to the Common Stock of Lennar Corporation, is filed on behalf of each of them.

Manulife Financial Corporation
	By:	/s/ Graham A. Miller
	Name:	Graham A. Miller
Dated: February 9, 2017	Title:	Agent*

Manulife Asset Management (US) LLC

	By:	/s/ Paul Donahue
	Name:	Paul Donahue
Dated: February 8, 2017	Title:	Chief Compliance Officer

Manulife Asset Management (North America) Limited

	By:	/s/ Warren Rudick
	Name:	Warren Rudick
Dated: February 9, 2017	Title:	General Counsel and Secretary

Manulife Asset Management Limited

	By:	/s/ Warren Rudick
	Name:	Warren Rudick
Dated: February 9, 2017	Title:	General Counsel and Secretary

Manulife Asset Management (Hong Kong) Limited

	By:	/s/ Michael Dommermuth
	Name:	Michael Dommermuth
Dated: February 9, 2017	Title:	Head of Wealth and Asset Management Asia

* Signed pursuant to a Power of Attorney dated June 10, 2014 included as Exhibit A to Schedule 13F- NT filed with the Securities and Exchange Commission by Manulife Financial Corporation on August 27, 2014.